UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

253031108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108	13D/A	Page 2 of 5

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,459,625 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 7,459,625 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,459,625 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.4%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 3 of 5

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 787,100 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 787,100 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 787,100 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.6%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 4 of 5

This Amendment No. 1 to Schedule 13D relates to the Common Stock of Dicerna Pharmaceuticals, Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on April 13, 2017 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 20,844,429 shares of Common Stock outstanding as of August 9, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2017.

On April 11, 2017, BC LS and BCIP LS purchased 226,130 and 23,870 shares of Redeemable Convertible Preferred Stock, respectively, in the Private Placement. As further described in Item 4 of this Schedule 13D, each holder of Redeemable Convertible Preferred Stock is entitled to receive cumulative dividends on the Accrued Value of each share of Redeemable Convertible Preferred Stock and each share of Redeemable Convertible Preferred Stock is subject to conversion, at the option of the holder, into a number of shares of Common Stock calculated by dividing (i) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value by (ii) the Conversion Price in effect at the time of such conversion.

As of September 15, 2017, the 226,130 shares of Redeemable Convertible Preferred Stock held by BC LS were convertible into 7,459,625 shares of Common Stock and the 23,870 shares of Redeemable Convertible Preferred Stock held by BCIP LS were convertible into 787,100 shares of Common Stock. Accordingly, pursuant to Rule 13d-3 of the Act, BC LS may be deemed to beneficially own 7,459,625 shares of Common Stock, which constitutes approximately 26.4% of the outstanding Common Stock of the Issuer, and BCIP LS may be deemed to beneficially own 787,100 shares of Common Stock, which constitutes approximately 3.6% of the outstanding Common Stock of the Issuer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

CUSIP No. 253031108	13D/A	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

Bain Capital Life Sciences Fund, L.P. By: Bain Capital Life Sciences Partners, LP, its general partner By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Managing Director

BCIP Life Sciences Associates, LP By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Authorized Signatory